Exhibit 4.10

Dated 4th January 2005

(1) ARM LIMITED

and

(2) SIMON ANTHONY SEGARS

EXECUTIVE SERVICE AGREEMENT

Linklaters

One Silk Street
London EC2Y 8HQ

Telephone (44-20) 7456 2000
Facsimile (44-20) 7456 2222

Ref KEV/FXXB

An Agreement made the 4th day of January 2005 between:

(1)	ARM Limited (Company Number: 2557590) whose registered office is situated at 110 Fulbourn Road, Cambridge CB1 9NJ (the “Company”); and

(2)	Simon Anthony Segars (the “Executive”).

Now it is hereby agreed:

1	Definitions

In this Agreement unless the context otherwise requires:

1.1	the “Board” means the board of directors of the Company from time to time or any person or committee nominated by the board of directors as its representative for the purpose of this agreement;

1.2	“Group Companies” means the Company and all subsidiary and associated companies of the Company;

1.3	“Associated Company” means a company which falls to be so treated as such for the purpose of Statement of Standard Accounting Practice No. 1 of the Institute of Chartered Accountants in England and Wales;

1.4	“Subsidiary” and “Holding Company” have the meanings ascribed thereto in Section 736 of the Companies Act 1985 as amended; and

1.5	references to any statutory provisions include any modifications or re-enactments of those provisions.

2	Term and Appointment

2.1	The Company shall engage the Executive and the Executive shall serve the Company as Executive Vice President - Worldwide Sales (the “Appointment”). The Appointment shall be deemed to have commenced on 4 January 2005 and shall subject to clauses 19 and 21 below continue unless and until terminated by either party giving to the other either (i) not less than 12 months’ previous notice in writing; or (ii) if shorter, written notice which is equal to the period of time from the date upon which notice is given to the Executive’s 65th birthday.

2.2	Where notice is served to terminate the Appointment, whether by the Company or the Executive, the Company in its absolute discretion shall be entitled to terminate the Appointment forthwith by paying to the Executive salary alone as set out in Clause 7 in lieu of any required period of notice (less any deductions the Company is required to make). A payment made under this clause will be in full and final settlement of any and all claims under this Agreement.

2.3	Where notice is served to terminate the Appointment whether by the Company or the Executive, the Company in its absolute discretion shall be entitled to require the Executive to comply with any of the provisions in Clause 5 below.

2.4	The Appointment shall automatically cease on the Executive’s 65th birthday.

3	Duties

3.1	During the Appointment the Executive shall devote the whole of his time and attention to the duties assigned to him and shall well and faithfully serve the Company and use his best endeavours to promote the interests of the Company and shall obey all reasonable and lawful directions given to him by or under the authority of the Board and subject thereto the Executive shall perform the duties of Executive Vice President - Worldwide Sales of the Company or such other duties as may be agreed by the Executive and the Company from time to time.

3.2	The Executive’s normal working hours are from 9am to 5.30pm Monday to Friday together with such additional hours as may be necessary for the proper performance of his duties. He will not receive any further remuneration for any hours worked in addition to the normal working hours.

3.3	For the purposes of the Working Time Regulations 1998 (the “Regulations”) the Executive agrees that the performance of his duties pursuant to this agreement may require him to work more than 48 hours per week.

3.4	The Executive may be required in pursuance of his duties hereunder:

	3.4.1	to perform services not only for the Company but also for any of the Group Companies and without further remuneration (except as otherwise agreed) to accept such offices in any of the Group Companies as the Company may from time to time reasonably require and if the Executive shall cease to be a director for any reason then he may at the will of the Company continue as an employee;

	3.4.2	to work at such places within the United Kingdom as the Company may require, the Company reimbursing the Executive in respect of all reasonable relocation expenses in accordance with the Company’s relocation policy at that time;

	3.4.3	to travel to such places whether in or outside the United Kingdom by such means and on such occasions as the Company may from time to time require; and

	3.4.4	to transfer his employment to any other Group Company.

3.5	The Company may appoint any other person to act jointly with the Executive.

3.6	The Executive will keep the Board fully informed of his conduct of the business, finances or affairs of the Company or any other Group Company in a prompt and timely manner. The Executive will provide information to the Board in writing if requested.

3.7	The Executive will promptly disclose to the Board full details of any wrongdoing by any employee of any Group Company where that wrongdoing is material to that employee’s employment by the relevant company or to the interests or reputation of any Group Company.

3.8	At any time during the employment the Company may require the Executive to undergo a medical examination by a medical practitioner appointed by the Company. The Executive authorises that medical practitioner to disclose to the Company any report or test results prepared or obtained as a result of that examination and to discuss with it any matters arising out of the examination which are relevant to the Appointment or which might prevent the Executive properly performing his duties.

4	Interests of the Executive

4.1	Subject to clause 4.2, during the Employment the Executive will not be directly or indirectly engaged or concerned in the conduct of any activity which is similar to or competes with any activity carried on by any Group Company (except as a representative of the Company or with the written consent of the Board).

4.2	The Executive may not hold or be interested in investments which amount to more than one per cent of the issued investments of any class of any one company whether or not those investments are listed or quoted on any recognised Stock Exchange or dealt in on the Alternative Investments Market (an “Investment”). Any investments not otherwise prohibited by this clause 4.2 must be held by way of bona fide investment only.

4.3	The Executive will (and will procure that his wife and dependent children) comply with all rules of law, including Part V of the Criminal Justice Act 1993 and with the London Stock Exchange Limited’s Model Code for Securities Transactions by Directors of Listed Companies and rules or policies issued by the Company from time to time in relation to the holding or trading of securities.

4.4	The Executive shall disclose to the Board any matters relating to his spouse, their children, their siblings or their parents which, if they applied to the Executive, would contravene clause 4.2, to the extent that the Executive has actual knowledge of such matters.

5	Garden Leave

At any time after notice to terminate the employment is given by either party under clause 2.1 above, or if the Executive resigns without giving due notice and the Company does not accept his resignation, the Company may require the Executive to comply with any or all of the provisions in clause 5.1 and 5.2 for a maximum period of not more than 6 months (the “Garden Leave Period”).

5.1	During the Garden Leave Period the Company may require that the Executive does not:

	5.1.1	enter or attend the premises of the Company or any other Group Company;

	5.1.2	contact or have any communication with any customer or client of the Company or any other Group Company in relation to the business of the Company or any other Group Company;

	5.1.3	contact or have any communication with any employee, officer, director, agent or consultant of the Company or any other Group Company in relation to the business of the Company or any other Group Company;

	5.1.4	become employed by, a director of, a partner of or act as a consultant to any other company, business, partnership or other entity, except as authorised by the Company; and/or

	5.1.5	remain or become involved in any aspect of the business of the Company or any other Group Company except as required by such companies.

5.2	During the Garden Leave Period the Company may require the Executive:

	5.2.1	to comply with the provisions of clause 23; and

	5.2.2	to resign immediately from any directorship which he holds in the Company, any other Group Company or any other company where such directorship is held as a consequence or requirement of the employment, unless he is required to perform duties to which any such directorship relates in which case he may retain such directorships while those duties are ongoing. The Executive hereby irrevocably appoints the Company to be his attorney to execute any instrument and do anything in his name and on his behalf to effect his resignation if he fails to do so in accordance with this clause 5.2.2

5.3	During the Garden Leave Period, the Executive will be entitled to receive his salary and all contractual benefits in accordance with the terms of this Agreement.

5.4	At the end of or at any time during the Garden Leave Period, the Company may, at its sole and absolute discretion, pay the Executive salary in lieu of the balance of any period of notice given by the Company or the Executive (less any deductions the Company is required by law to make).

5.5	All duties of the Appointment (whether express or implied), including without limitation the Executive’s duties of fidelity, good faith and exclusive service, shall continue throughout the Garden Leave Period save as expressly varied by this clause.

6	Holiday Entitlement

During the Appointment the Executive shall be entitled to 27 working days’ paid holiday (in addition to public holidays) in each calendar year to be taken at such time or times as may be approved by the Board. Regulations 14, 15 and 16 of the Working Time Regulations 1998 do not apply to this Appointment. Up to a maximum of 5 calendar days’ holiday entitlement not taken during the year may be carried over to the following year, and is encouraged to be taken before 30 April in the following calendar year. Upon the termination of the Appointment either the Executive shall be entitled to receive payment in lieu of accrued holidays not taken at that date (provided that such termination is not pursuant to Clause 19) or the Company shall be entitled to make a deduction from the Executive’s remuneration in respect of holidays taken in excess of the accrued entitlement. The accrued holiday entitlement at the date of termination shall be calculated on the basis of 2.25 days’ holiday for each completed calendar month of service in the then current calendar year and the amount of the payment in lieu or deduction shall be calculated on the basis of 1/261 of the Executive’s annual salary for each day’s holiday not taken or taken in excess of the accrued entitlement. For the avoidance of doubt if the Executive’s Appointment is terminated without notice, the Executive will not be entitled to holiday pay which would have accrued during the notice period, had the Executive continued to have been employed throughout that time.

7	Remuneration

7.1	During the Appointment, as remuneration for his services hereunder, the Executive shall be paid a fixed salary at the rate of £210,000 per annum or such other rate as may from time to time be agreed. Such salary shall be inclusive of any fees or remuneration which he would otherwise be entitled to receive from the Company or any Associated Company and shall be payable by bank credit transfer in equal monthly instalments in arrears on or around the twenty sixth day of each month unless that day falls on a Saturday, Sunday or statutory bank holiday, in which case payment will be made on the nearest Friday to that day.

7.2	The Remuneration Committee of the Company will review the Executive’s salary annually. The first review will take place on 1 January 2006. Any increase of salary is entirely at the Remuneration Committee’s discretion and the Company will have no contractual obligation to increase the Executive’s salary.

7.3	In addition to the said salary the Executive may be eligible to participate in the Company Deferred Annual Bonus Plan (DAB) and the Company Long Term Incentive Plan (LTIP) . The terms of the DAB and LTIP will be determined by the Remuneration Committee from time to time, and the terms will be notified to the Executive. Participation in the DAB and LTIP is subject to the terms set by the Remuneration Committee, as amended from time to time. The DAB and LTIP are discretionary bonus schemes which do not form part of an employee’s contract of employment, and any award which is made from time to time should not be relied upon as setting a precedent for any subsequent award periods.

8	Expenses

The Executive shall be entitled to be repaid all reasonable travelling hotel and other expenses properly authorised by the Board and incurred in or about the performance of the duties hereunder, which expenses shall be evidenced in such manner as the Company may specify from time to time.

9	Private Health Insurance

Provided that the Executive complies with any eligibility requirements or other conditions set by the Company and any insurer appointed by the Company, the Executive, his spouse and where applicable his children under 21 may, at the Company’s expense, participate in the Company’s private health insurance arrangements subject always to the rules of the scheme.

10	Permanent Health Insurance

Without prejudice to the Company’s right to terminate the Executive‘s employment at any time in accordance with Clauses 2, 19 or 21, if the Executive complies with any eligibility or other conditions set by the Company and any insurer appointed by the Company from time to time (the “Insurer”), the Executive may participate in the Company’s permanent health insurance arrangements. The terms upon which this insurance is provided and the level of cover will be in accordance with the Company’s policy from time to time. The Executive understands and agrees that if the Insurer fails or refuses to provide him with any benefit under the insurance arrangement provided by the Company the Executive will have no right of action against the Company in respect of such failure or refusal.

11	Death in Service

During the period of the Appointment, the Company will provide the benefit of death in service insurance at the rate of four times annual salary on accidental death (subject always to the rules of such scheme). These arrangements are in addition to any death benefits hereafter provided under the Company’s Pension Scheme. If the Insurer fails or refuses to provide the Executive’s personal representatives with any benefit under the insurance arrangement provided by the Company the Executive’s personal representatives will have no right of action against the Company in respect of such failure or refusal.

12	Pension

The Executive will be offered membership of the Group Personal Pension Plan (“GPPP”) subject to and in accordance with the rules of the relevant plan as amended from time to time. Currently, subject to Inland Revenue limits and the Executive making a minimum contribution of 4% of basic salary per annum (as set out in clause 7 of this Agreement), the Company will pay contributions of 10% of basic salary per annum (as set out in clause 7 of this Agreement) to the GPPP. The Company reserves the right to amend the rate of contribution and other terms of the GPPP in accordance with the rules of the relevant plan as amended from time to time.

13	Company Car

The Company shall provide the Executive with a non pensionable car allowance of nine thousand pounds £9,000 gross per annum payable monthly in arrears, and a petrol allowance of two thousand pounds £2,000 gross per annum payable monthly in arrears.

14	Mobile Phone

To assist in the performance of the duties hereunder the Company shall during the Appointment provide the Executive with a mobile phone of a cost and type to be determined from time to time by the Board and subject to any terms and conditions which the Company may from time to time reasonably impose on the Executive in relation thereto. Subject thereto the Company shall bear the cost of maintaining the same and shall reimburse the Executive reasonable expenses of the mobile phone. The Executive shall:

14.1	take good care of the mobile phone and ensure that the provisions and conditions of any policy of hiring or use thereto are observed; and

14.2	return the mobile phone and all consequential machinery and all documents relating to such mobile phone to the Company’s registered office immediately upon the termination of the Appointment howsoever arising.

15	Directors’ and Officers’ Liability Insurance

The Company shall provide the Executive with directors’ and officers’ liability insurance to the extent permitted by law to indemnify the Executive in proceedings brought by third parties for losses, damages and other costs arising out of the Executive’s acts and/or omissions committed in the performance of his duties.

16	Confidential Information

16.1	Without prejudice to the common law duties which he owes to the Company the Executive shall not, except in the proper performance of his duties, use or divulge or communicate to any person other than with proper authority any of the trade secrets or other confidential information of or relating to the Company or any of the Group Companies (including but not limited to details of customers, potential customers, consultants, suppliers, potential suppliers, designs, product details, future product details, prices, discounting arrangements, specific product applications, existing trade arrangements, terms of business and those in the course of negotiation, operating systems, pricing and fee structures, financial information, inventions, research and development activities) which he may have created developed received or obtained while in the service of the Company or any of the Group Companies. This restriction shall continue to apply after the termination of the Appointment howsoever arising without limit in point of time including ideas information or knowledge which may come into the public domain for so long as the Executive is in a position to use such information more readily than others who have not worked for the Company.

16.2	The Executive shall not during the Appointment make otherwise than for the benefit of the Company any records (whether recorded on paper, computer memory or discs or otherwise) relating to any matter within the scope of the business of the Company or any of the Group Companies or concerning any of its or their dealings or affairs nor either during the Appointment or thereafter use or permit to be used any such records otherwise than for the benefit of the Company it being agreed by the parties that all such records (and copies thereof) in the possession or control of the Executive shall be the property of the Company and shall be handed over by the Executive to the Company from time to time and on demand and in any event upon the termination of the Appointment.

16.3	For the avoidance of any doubt, nothing in this agreement will prevent the Executive

	16.3.1	from making a “protected disclosure” in accordance with the provisions of the Employment Rights Act 1996; or

	16.3.2	from using any Residuals for any purpose, providing the Executive otherwise maintains the confidentiality of confidential information in accordance with the provisions of this clause 16. Nothing in this clause 16.3.2 shall be deemed to grant to the Executive any licence to ARM's copyrights or patents. In this clause 16.3.2, “Residuals” means any information retained in the Unaided memory of a person who has had access to ideas, concepts know how and techniques, including confidential information disclosed to each party by the other pursuant to this Agreement; and a person’s memory is “Unaided” if the person has not intentionally memorised the information for the purpose of retaining and subsequently using or disclosing it.

17	Intellectual Property Rights

17.1	The Executive acknowledges that:

	17.1.1	he is likely to make Inventions in the course of the Appointment, whether in his normal or other specifically assigned duties; and

	17.1.2	he has a special obligation to further the interests of the Group as a whole and of each Group Company.

17.2	If the Executive makes or is involved in making an Invention during the Appointment, he will promptly inform the Company. The Executive will give the Company sufficient details of any Invention to allow the Company to assess the Invention and to decide whether the Invention belongs to the Company. The Company will treat any Invention which is notified to it under this clause 10, but which does not belong to the Company, as confidential.

“Invention” means any invention within the meaning of the Patents Act 1977 relating to or capable of being used in the business of any Group Company as carried on from time to time.

17.3	If an Invention belongs to the Company, the Executive will act as a trustee for the Company in relation to that Invention and will, at the request and expense of the Company, do everything necessary to:

	17.3.1	vest all right, title and interest in the Invention in the Company or its nominee with full title guarantee;

	17.3.2	secure full patent or other appropriate protection for the Invention anywhere in the world; and

	17.3.3	defend the Company’s or its nominee’s rights in the Invention and assist with enforcement anywhere in the world.

17.4	If the Executive creates or is involved in creating any Work during the Appointment, the Executive will promptly give the Company full details of it.

“Work” means any idea; method; discovery; computer programme; semiconductor chip layout; database; drawing; literary work; product, packaging or other design; trade or service mark; logo; domain name or other work (whether registrable or not and whether a copyright work or not) which is not an Invention and which the Executive creates or is involved in creating:

	17.4.1	in connection with the Appointment; or

	17.4.2	relating to or capable of being used in those aspects of the businesses of the Group Companies in which he is involved from time to time.

17.5	The Executive:

	17.5.1	assigns to the Company to the extent allowed by law, or will assign, with full title guarantee all his right, title and interest in any current or future Work (whether now existing or brought into being during the Appointment); and

	17.5.2	will act as a trustee for the Company in relation to all such Works;

and will, at the request and expense of the Company, do everything necessary to:

(i)	vest all right, title and interest in any Work in the Company or its nominee with full title guarantee;

(ii)	secure full registered or unregistered protection for any Work anywhere in the world; and

(iii)	defend the Company’s or its nominee’s rights in any Work and assist with enforcement anywhere in the world.

17.6	If the Executive generates any Information or is involved in generating any Information during the Appointment he will promptly give to the Company full details of it and he acknowledges that such Information belongs to the Company.

“Information” means any idea, method or information, which is not an Invention or Work, generated by the Executive either:

	17.6.1	in the course of the Appointment; or

	17.6.2	outside the course of the Appointment but relating to the business, finance or affairs of any Group Company.

17.7	If the Executive becomes aware of any infringement or suspected infringement of any intellectual property right in any Invention, Work or Information he will promptly notify the Company in writing.

17.8	The Executive will not copy disclose or make use of any Invention, Work or Information without the Company’s prior written consent except to comply with this clause 10 or as necessary for the proper performance of his duties.

17.9	So far as permitted by law the Executive irrevocably waives any rights he may have under Chapter IV (Moral Rights) of Part 1 of the Copyright, Designs and Patents Act 1988 and any foreign corresponding rights in respect of all Works.

17.10	Rights and obligations under this clause 17 will continue after the termination of this agreement in respect of all Inventions, Works and Information made or obtained during the Appointment and will be binding on the personal representatives of the Executive.

17.11	The Executive agrees that he will not by his acts or omissions do anything which would or might prejudice the rights of any Group Company under this clause 17.

17.12	The Executive will not make copies of any computer files belonging to any Group Company or their service providers and will not introduce any of his own computer files into any computer used by any Group Company in breach of any Group Company policy, unless he has obtained the consent of the Board.

17.13	By entering into this agreement the Executive irrevocably appoints the Company to act on his behalf to execute any document and do anything in his name for the purpose of giving the Company (or its nominee) the full benefit of the provision of this clause 17 or the Company’s entitlement under statute. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this clause 17.13, a certificate in writing (signed by any director or the secretary of the Company) will be sufficient to prove that the act or thing falls within that authority.

18	Restrictions after Termination

18.1	The Executive shall not for the following periods after the termination of the Appointment howsoever arising (but excluding repudiatory breach of this Agreement by the Company) save with the prior written consent of the Board which shall not be unreasonably refused directly or indirectly, either alone or jointly with or on behalf of any person, firm, company or entity and whether on his own account or as principal partner shareholder director employee consultant or in any other capacity whatsoever:

	18.1.1	for 3 months (less any Garden Leave Period imposed by the Company under clause 5 above) following termination in the Relevant Territory and in competition with the Company or any of the Relevant Group Companies engage, assist or be interested in any undertaking which provides services/products identical or similar to those provided by the Company or any of the Relevant Group Companies in the 12 months prior to termination and with which the Executive was concerned in the said period of 12 months;

	18.1.2	for 6 months (less any Garden Leave Period imposed by the Company under clause 5 above) following termination in the Relevant Territory solicit or interfere with or endeavour to entice away from the Company or any of the Relevant Group Companies any person, firm, company or entity who was a client/customer of the Company or any of the Relevant Group Companies in the 12 months prior to termination and with whom the Executive was concerned or had personal contact in the said period of 12 months;

	18.1.3	for 3 months (less any Garden Leave Period imposed by the Company under clause 5 above) following termination in the Relevant Territory be concerned with the supply of services/products to any person, firm, company or entity which was a client/customer of the Company or any of the Relevant Group Companies in the 12 months prior to termination where such services/products are identical or similar to or in competition with those services/products supplied by the Company or any of the Relevant Group Companies in the said 12 month period, with which supply the Executive was concerned in the said period of 12 months;

	18.1.4	for 6 months (less any Garden Leave Period imposed by the Company under clause 5 above) following termination in the Relevant Territory solicit or interfere with or endeavour to entice away from the Company or any of the Relevant Group Companies any person, firm, company or entity who was a supplier of services/goods to the Company or any of the Relevant Group Companies in the 12 months prior to termination and with whom the Executive was concerned or had personal contact in the said period of 12 months;

	18.1.5	for 6 months (less any Garden Leave Period imposed by the Company under clause 5 above) following termination offer to employ or engage or solicit the employment or engagement of any person who immediately prior to the date of termination and during that 6 month period remains a significant employee or director of the Company or any of the Relevant Group Companies and with whom the Executive closely in the 12 months prior to termination (whether or not such person would commit any breach of their contract of employment or engagement by reason of leaving the service of such company); or

	18.1.6	represent himself as being in any way connected with or interested in the business of the Company or any of the Relevant Group Companies.

18.2	Each of the obligations contained in this clause constitutes an entire separate and independent restriction on the Executive, despite the fact that they may be contained in the same phrase and if any part is found to be unenforceable the remainder will remain valid and enforceable.

18.3	While the restrictions are considered by the parties to be fair and reasonable in the circumstances, it is agreed that if any such restrictions should be judged to be void or ineffective for any reason but would be treated as valid and effective if part of the wording thereof were deleted or the periods thereof reduced or the area thereof reduced in scope, the said restrictions shall apply with such modifications as will be necessary to make them valid and effective.

18.4	Any benefit given or deemed to be given by the Executive to any Group Company under the terms of this clause 18 is received and held on trust by the Company for the Relevant Group Company. The Executive will enter into appropriate restrictive covenants directly with other Group Companies if asked to do so by the Company.

18.5	The Executive agrees that he will at the request and cost of the Company enter into a direct agreement with any of the Group Companies under which he will accept restrictions corresponding to the restrictions contained in this clause (or such as will be appropriate in the circumstances) in relation to such Group Company.

18.6	Subject to clauses 4.2 and 4.3, the provisions of this clause will not prevent the Executive from holding any investment.

18.7	For the purposes of this Clause:

	18.7.1	a “Relevant Group Company” shall mean any of the Group Companies for which the Executive has performed services or in which he has held office during the 12 months immediately preceding termination; and

	18.7.2	“the Relevant Territory” shall mean the area following countries UK, US, France, Germany, Holland, Scandinavia, Korea, Japan, and Taiwan.

19	Termination by Events of Default

19.1	The Company may terminate the Appointment immediately by written notice if the Executive:

	19.1.1	commits any serious or persistent breach of his obligations under this agreement;

	19.1.2	does not discharge his duties efficiently and diligently;

	19.1.3	does not comply with any term of this agreement;

	19.1.4	does not comply with any lawful order or direction given to him by the Board;

	19.1.5	is guilty of any gross misconduct or conducts himself (whether in connection with the Appointment or not) in a way which is harmful to any Group Company;

	19.1.6	is guilty of dishonesty or is convicted of an offence (other than a motoring offence which does not result in imprisonment) whether in connection with the Appointment or not;

	19.1.7	commits (or is reasonably believed by the Board to have committed) a breach of any legislation in force which may affect or relate to the business of any Group Company;

	19.1.8	becomes of unsound mind, is bankrupted or has a receiving order made against him or makes any general composition with his creditors or takes advantage of any statute affording relief for insolvent debtors; or

	19.1.9	becomes disqualified from being a director of a company or the Executive’s directorship of the Company terminates without the consent or concurrence of the Company.

19.2	Where the Company terminates the Appointment by giving written notice to take immediate effect in accordance with clause 19.1, for the avoidance of doubt there is no obligation to give notice as set out in clause 2.1 or any other period of notice or to make any payment in lieu of notice.

19.3	The Executive will have no claim for damages or any other remedy against the Company if the Appointment is terminated for any of the reasons set out in clause 19.1.

19.4	When the Appointment terminates the Company may deduct from any money due to the Executive (including remuneration) any amount which he owes to any Group Company.

19.5	Any delay by the Company in exercising such right to terminate shall not constitute a waiver thereof.

20	Offers on Liquidation

20.1	The Executive will have no claim against the Company if the Employment is terminated by reason of liquidation in order to reconstruct or amalgamate the Company or by reason of any reorganisation of the Company and the Executive is offered employment with the company succeeding to the Company upon such liquidation or reorganisation and the new terms of employment offered to the Executive are no less favourable to him than the terms of this agreement.

21	Incapacity

21.1	If the Executive shall be incapacitated during the Appointment by ill-health or accident from performing his duties hereunder for an aggregate of 130 working days or more in any period of twelve months the Company may, by written notice to the Executive forthwith (or as from a future date specified in the notice), discontinue payment (in whole or in part) of the remuneration under Clause 7 hereof until the Executive returns to work or (whether or not his remuneration shall have been discontinued as aforesaid) terminate the Appointment. Subject as aforesaid the said remuneration shall continue to be payable to the Executive under Clause 7 notwithstanding such incapacity but the Company shall be entitled to set off or deduct therefrom the amount of any sickness or other benefit to which the Executive is entitled under Social Security legislation for the time being in force.

21.2	If the Executive is absent from work due to sickness or injury which is caused by the fault of another person, and as a consequence recovers from that person or another person any representing compensation for loss of salary under this Agreement, the Executive will repay to the Company any money it has paid to him as salary in respect of the same period of absence.

22	Suspension

The Company may suspend the Executive from the Appointment on full pay at any time and for a reasonable period to investigate any matter in which the Executive is implicated or involved (whether directly or indirectly) and to conduct any related disciplinary proceedings.

23	Obligations upon Termination

At any time upon the request of the Company, or upon the termination of the Appointment, or upon the commencement of the Garden Leave Period howsoever arising, the Executive shall:

23.1	resign without claim for compensation from all offices held in the Company or any of the Group Companies and from membership of any organisation acquired by reason of or in connection with the Appointment and shall he fail to do so the Company is hereby irrevocably appointed to be the Executive’s Attorney in his name and on his behalf to execute any documents and to do any things necessary or requisite to give effect to this sub-clause;

23.2	immediately deliver to the Board all documents and all other materials (including, but not limited to, correspondence, lists of clients or customers, notes, memoranda, plans, drawings and other documents and materials of whatsoever nature and all copies thereof) made or compiled or acquired by the Executive during the Appointment and concerning the business, finances or affairs of the Company or any of the Group Companies or clients and

23.3	immediately deliver to the Board all other property belonging or relating to the Company or to any of the Group Companies.

23.4	If the Executive commences Garden Leave in accordance with Clause 5 he may be required to comply with this Clause 23.

24	Directorships

24.1	The Executive’s office as a director of the Company or any other Group Company is subject to the Articles of Association of the relevant company (as amended from time to time). If the provisions of this agreement conflict with the provisions of the Articles of Association, the Articles of Association will prevail.

24.2	The Executive must resign from any office held in any Group Company if he is asked to do so by the Company.

24.3	If the Executive does not resign as an officer of a Group Company, having been requested to do so in accordance with clause 24.2, the Company will be appointed as his attorney to effect his resignation. By entering into this agreement, the Executive irrevocably appoints the Company as his attorney to act on his behalf to execute any document or do anything in his name necessary to effect his resignation in accordance with this clause 24.3. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this clause 24.3, a certificate in writing (signed by any director or the secretary of the Company) will be sufficient to prove that the act or thing falls within that authority.

24.4	The termination of any directorship or other office held by the Executive will not terminate the Executive’s employment or amount to a breach of terms of this agreement by the Company.

24.5	During the Employment the Executive will not do anything which could cause him to be disqualified from continuing to act as a director of any Group Company.

24.6	During the Appointment the Executive must not resign any office as a director of any Group Company (not including the Company) without the agreement of the Company. The Executive must not resign his office as a director of the Company without the agreement of the Company or some other good reason.

25	Reconstruction and Amalgamation

If at any time the Executive’s employment is terminated in connection with any reconstruction or amalgamation of the Company or any of the Group Companies whether by winding up or otherwise and the Executive receives an offer on terms which (considered in their entirety) are not less favourable to any material extent than the terms of this Agreement from a company involved in or resulting from such reconstruction or amalgamation the Executive shall have no claim whatsoever against the Company or any such company arising out of or connected with such termination.

26	Notices

Any notice to be given hereunder shall be in writing. Notices may be given by either party by personal delivery or post or by fax addressed to the other party at (in the case of the Company) its registered office for the time being and (in the case of the Executive) his last known address and any such notice given by letter or fax shall be deemed to have been served at the time at which the letter was delivered personally or transmitted or if sent by post would be delivered in the ordinary course of post.

27	Previous Contracts

This Agreement is in substitution for any previous contract of service between the Company or any of the Group Companies and the Executive which shall be deemed to have been terminated by mutual consent as from the commencement of the Appointment.

28	Data Protection

28.1	For the purposes of the Data Protection Act 1998 (as amended), the Executive gives his consent to the holding and processing of personal data provided by him to the Company or other Group

Companies for all purposes relating to the performance of this agreement including, but not limited to:

28.1.1	administering and maintaining personnel records;

28.1.2	paying and reviewing salary and other remuneration and benefits;

28.1.3	providing and administering benefits (including, if relevant, pension, life assurance, permanent health insurance and medical insurance);

28.1.4	undertaking performance appraisals and reviews;

28.1.5	maintaining sickness and other absence records;

28.1.6	taking decisions as to the Executive’s fitness for work;

28.1.7	providing references and information to future employers, and if necessary, governmental and quasi-governmental bodies for social security and other purposes, the Inland Revenue and the Contributions Agency;

28.1.8	providing information to future purchasers of the Company or of the business in which the Executive works; and

28.1.9	transferring information concerning the Executive to a country or territory outside the EEA.

28.2	The Executive acknowledges that during his Appointment he will have access to and process, or authorise the processing of, personal data and sensitive personal data relating to employees, customers and other individuals held and controlled by the Company. The Executive agrees to comply with the terms of the Act in relation to such data and to abide by the Company’s data protection policy issued from time to time.

29	Proper Law

This Agreement shall be governed and construed in all respects in accordance with the laws of England and Wales. Each of the parties submits to the exclusive jurisdiction of the English Courts as regards any claim or matter arising under this agreement.

30	Construction

30.1	The headings in this Agreement are inserted for convenience only and shall not affect its construction.

30.2	Any reference to a statutory provision shall be construed as a reference to any statutory modification or re-enactment thereof (whether before or after the date hereof) for the time being in force.

31	Contracts (Rights of Third Parties) Act 1999

31.1	To the extent permitted by law, no person other than the parties to this agreement and the Group Companies shall have the right to enforce any term of this agreement under the Contracts (Rights of Third Parties) Act 1999. For the avoidance of doubt, save as expressly provided in this clause the application of the Contracts (Rights of Third Parties) Act 1999 is specifically excluded from this agreement, although this does not affect any other right or remedy of any third party which exists or is available other than under this Act.

32	Statutory Information and Schedule 1

This Agreement and the attached Schedule 1 contain the written particulars of employment which the Executive is entitled to receive under the provisions of the Employment Rights Act 1996. Schedule 1 hereto (in addition to this Agreement) constitutes a written statement as at the date hereof of the terms of employment of the Executive; it does not form part of the contract of employment and may be varied by the Company by notice in writing to the Executive of any changes applicable to his employment.

33	Miscellaneous

33.1	This agreement may only be modified by the written agreement of the parties.

33.2	The Executive cannot assign this agreement to anyone else.

33.3	References in this agreement to rules, regulations, policies, handbooks or other similar documents which supplement it, are referred to in it or describe any pensions or other benefits arrangement are references to the versions or forms of the relevant documents as amended or updated from time to time.

33.4	This agreement supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in it. It contains the whole agreement between the parties relating to the Appointment at the date the agreement was entered into (except for those terms implied by law which cannot be excluded by the agreement of the parties). The Executive acknowledges that he has not been induced to enter into this agreement by any representation, warranty or undertaking not expressly incorporated into it. The Executive agrees and acknowledges that his only rights and remedies in relation to any representation, warranty or undertaking made or given in connection with this agreement (unless such representation, warranty or undertaking was made fraudulently) will be for breach of the terms of this agreement, to the exclusion of all other rights and remedies (including those in tort or arising under statute).

33.5	Neither party’s rights or powers under this agreement will be affected if:

	33.5.1	one party delays in enforcing any provision of this agreement; or

	33.5.2	one party grants time to the other party.

33.6	The Interpretation Act 1978 shall apply to this agreement in the same way as it applies to an enactment.

33.7	If either party agrees to waives his rights under a provision of this agreement, that waiver will only be effective if it is in writing and it is signed by him. A party’s agreement to waive any breach of any term or condition of this agreement will not be regarded as a waiver of any subsequent breach of the same term or condition or a different term or condition.

In witness whereof the Executive has signed as a deed and the Company has signed the day and year first before written.

EXECUTED as a DEED by the
said
SIMON ANTHONY SEGARS
/s/ Simon Anthony Segars
in the presence of:

Witness’s signature
/s/ Stuart Umney

Name Stuart Umney

Address

Occupation  Chartered accountant

SIGNED by William Parsons
duly authorised for and on behalf of
ARM Limited

/s/ Willliam Parsons 5/3/03

EVP Human Resources

Schedule 1

1	The Executive has been continuously in the employment of the Company (including reckonable service with any of the Group Companies) since 25 March 1991.

2	Rate of Remuneration and the intervals at which it is paid are contained in Clause 7.

3	There are no specific terms and conditions relating to hours of work except as provided in Clause 3.2.

4	The terms and conditions relating to holidays are contained in Clause 6 and those relating to sickness are contained in Clause 21.

5	The Executive is entitled to participate in (i) such pension arrangements as may be made for his benefit, (ii) accident disability scheme, and (iii) medical insurance scheme (subject always to the rules thereof as amended from time to time); full details of which are available from the Company Secretary.

6	Particulars as to the length of notice to terminate are contained in Clauses 2, 19 and 21.

7	Particulars as to the work for which the Executive is employed are contained in Clause 3.

8	Subject to Clause 3.4 the Executive’s place of work at the date of this Schedule is 110 Fulbourn Road, Cambridge CB1 9NJ.

9	The Company’s Disciplinary Rules, Dismissal and Disciplinary Procedure and Grievance Procedure (found on the Company Intranet http://hrsos-uk.emea.arm.com/) are applicable to the Executive. The disciplinary rules are contractual. The Dismissal and Disciplinary Procedure and Grievance Procedure are non-contractual.

10	A contracting-out certificate is not in force in respect of the Executive’s employment.

11	Details of the Executive’s work outside the UK are contained in Clause 3.4